

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Adrian Calaza
Chief Financial Officer
TIM Participacões S.A.
João Cabral de Melo Neto Avenue
850-North Tower-12th Floor
22775-057 Rio de Janeiro, RJ, Brazil

   Re: TIM Participacões S.A.
    Form 20-F for the Fiscal Year Ended December 31, 2019
    Filed May 1, 2020
    File No. 001-14491

Dear Mr. Calaza:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology